AB 3/4/03

03011933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 27 2003
WASH. D.C. 181 SECTION

SEC FILE NUMBER
8-33445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SICOR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8141 NORTH MAIN STREET
(No. and Street)

DAYTON (City) OHIO (State) 45415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY MERRICK 937-890-1988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VANDERHORST & MANNING CPAs, LLC
(Name – *if individual, state last, first, middle name*)

6105 NORTH DIXIE DRIVE (Address) DAYTON (City) OHIO (State) 45413 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY L. MERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SICOR SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

Signature

President

Title

Justine A. Kangas

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SICOR SECURITIES, INC.

REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

SICOR SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

VANDERHORST & MANNING CPAs, LLC
Members of American Institute and Ohio Society of Certified Public Accountants

Dayton (937) 898-3167
FAX # (937) 898-9202
6105 N. Dixie Drive
P.O. Box 13449
Dayton, Ohio 45413
E-Mail: vm-day@voyager.net

Sidney (937) 492-0386
FAX # (937) 492-3262
550 Folkerth Avenue
Sidney, Ohio 45365
E-Mail: vm-sid@wesnet.com

Web Site Address:
www.vmcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

We have audited the accompanying statement of financial condition of Sicor Securities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sicor Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Sicor Securities, Inc., is exempt from the requirements of Rule 15c3-3 due to the nature of the Company's transactions, because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers). Accordingly, the Supplemental Schedules relating to the reserve requirements under Rule 15c3-3, and the information relating to the possession or control requirements under Rule 15c3-3, have been omitted from this report.

Vanderhorst & Manning

Vanderhorst & Manning CPAs, LLC
Dayton, Ohio

February 25, 2003

SICOR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 212,240
Commissions Receivable	64,615
Other Receivables	51,940
Tax Benefit Receivable	139,000
	$ 467,795

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions Payable	$ 60,254
Accounts Payable, Trade	14,777
Accrued Expenses	18,750
	$ 93,781
Commitments and Contingent Liabilities	
Subordinated Borrowings	$ 250,000
Stockholders' Equity:	
Common Stock - No Par Value, 500 shares authorized, 105 shares issued and outstanding	$ 500
Additional Paid-In Capital	567,453
Retained Deficit	(443,939)
Total Stockholders' Equity	$ 124,014
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 467,795

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$ 1,785,114
Interest	4,105
Advisory Fees	383,193
Other Income	149,012
	$ 2,321,424
Expenses:	
Commission Expense	$ 1,729,318
Payroll and Related Items	325,094
Education	10,647
Utilities and Telephone	23,787
License Expense	39,030
Insurance	37,473
Dues and Subscriptions	5,547
Maintenance and Repairs	11,719
Professional Fees	49,966
Office Supplies and Expense	47,690
Computer Consulting	38,152
Internet Access Fees	21,870
Facility Rent	25,000
Travel and Entertainment	8,915
Depreciation	4,892
Equipment Lease	20,896
Auto Expense	19,464
Franchise Tax	104
Interest Expense	15,361
Other Operating Expenses	11,843
	$ 2,446,768
Income Before Income Taxes	$ (125,344)
Provision for Income Taxes	(38,000)
Net Income (Loss)	$ (87,344)

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Stock Common		Additional		Total
	Shares	Amount	Paid-in Capital	Retained Deficit	Stockholders' Equity
Balance at January 1, 2002	105	$ 500	$ 333,512	$ (356,595)	$ (22,583)
Net Income (Loss)				(87,344)	(87,344)
Capital Contribution			261,500		261,500
Capital Reduction			(27,559)		(27,559)
Balance at December 31, 2002	105	$ 500	$ 567,453	$ (443,939)	$ 124,014

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated Borrowings at January 1, 2002	$ 250,000
Issuance of Subordinated Loan Agreements	0
Subordinated Borrowings at December 31, 2002	$ 250,000

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (87,344)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	4,892
(Increase) Decrease in Operating Assets:	
Commissions Receivable	50,940
Accounts Receivable, Other	(16,526)
Tax Benefit Receivable	(38,000)
Increase (Decrease) in Operating Liabilities:	
Commissions Payable	(62,162)
Accounts Payable, Trade	2,212
Accrued Expenses	(13,425)
Net Cash Provided (Used) by Operating Activities	$ (159,413)
Cash Flows From Investing Activities:	
Purchase of Furniture and Fixtures	$ (707)
Net Cash Used in Investing Activities	$ (707)
Cash Flows From Financing Activities:	
Additional Paid in Capital	$ 261,500
Net Cash Provided by Financing Activities	$ 261,500
Decrease in Cash	$ 101,380
Cash at Beginning of the Year	110,860
Cash at End of the Year	$ 212,240
Supplemental Disclosures of Cash Flow Information:	
Interest Paid	$ 15,361
Significant Non - Cash Transaction	
Furniture and Fixtures Transferred to Parent Company at NBV	$ 27,559

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT

Furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets ranging from three to ten years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

On August 5, 2002, the Company transferred its furniture and fixtures to its Parent Company at the then recorded net book value. The related cost and accumulated depreciation were removed from the accounts and the net ($27,559) was recorded as a reduction of paid-in-capital. The Company continues to utilize this furniture and fixtures.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles, generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, upon settlement, actual results may differ from the estimated amounts.

NOTE 2 – NET CAPITAL REQUIREMENTS

With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $183,074, which was $173,696 in excess of its required net capital of $6,252. The Company's net capital ratio was 0.51 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company leased its operating facility on a month-to-month basis from a related entity, through common ownership. Monthly rents of $5,000 each (Total for 2002 $25,000) were paid for the months of January through May 2002. Effective June 1, 2002, rents were mutually discontinued and negotiations are being held to provide for a new agreement, which will result in, reduced rental expense.

In addition, the Company incurred interest expense of $15,000 on subordinated borrowings held by various stockholders (see Note 5).

NOTE 5 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2002 are listed in the following:

SUBORDINATED LOAN AGREEMENTS, 6% INTEREST PER ANNUM

Effective Date	Maturity Date	Amount
June 14, 1999	May 31, 2004	$ 50,000
August 31, 1999	August 31, 2004	150,000
November 15, 1999	November 14, 2004	50,000
		$250,000

In connection with the subordinated borrowings, the Company issued one (1) share of common stock, no par value, for each $50,000 of borrowings. Accordingly, in connection with subordinated borrowings the Company issued five (5) shares of stock during 1999.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense under the subordinated borrowings was $15,000 and is included in accrued expenses.

NOTE 6 – CAPITAL CONTRIBUTION

The Company received a contribution of $261,500 during 2002 from a stockholder.

NOTE 7 – OPERATING LEASES

The Company leases various motor vehicles and equipment under operating leases with terms ranging from two to five years. Rent expense under these leases for 2002 was $32,560, $20,896 for equipment and $11,664 for motor vehicles.

Future minimum lease payments under all operating leases for years ending December 31 are as follows:

	Equipment	Motor Vehicles	Total
2003	$20,041	$ 9,276	$29,317
2004	10,867	9,276	20,143
2005	0	773	773
	$30,908	$19,325	$50,233

NOTE 8 – GOING CONCERN

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company continues to reduce operating expenses and to negotiate revised/increased commission revenue. In addition, the Company continues to add commission representatives, which will increase commission revenue in the future.